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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes              No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes              No    X

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YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of third quarter 2012 consolidated results.

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YPF S.A.

Consolidated Results
Q3 2012

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Consolidated Results Q3 2012

CONTENT

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Consolidated Results Q3 2012

Operating income in the third quarter of 2012 reached ARS 1,794 million

Q3 2011	Q2 2012	Q3 2012	Var.% Q312/Q311	Third Quarter 2012 Results	Jan-Sept 2011	Jan-Sept 2012	Var.% 2012/2011
			Amounts expressed in million of Argentine pesos
15,017	16,084	17,378	15.7%	Sales	41,299	48,312	17.0%

2,606	1,859	1,794	-31.2%	Operating income	6,655	6,155	-7.5%

1,543	833	756	-51.0%	Net income	3,910	2,883	-26.3%

2,046	1,837	1,980	-3.2%	Comprehensive Income	5,141	5,779	12.4%

4,462	4,118	4,449	-0.3%	EBITDA	11,834	13,014	10.0%

3.92	2.12	1.92	-51.0%	Earnings per share ARS	9.94	7.33	-26.3%

3,612	3,412	4,129	14.3%	Capital Expenditures	8,146	9,673	18.7%

Note: Unaudited figures. Information In accordance with International Financial Reporting Standards (IFRS)
EBITDA = Net Income+ net interest + income tax + depreciation of fixed assets

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE THIRD QUARTER 2012

Revenues were ARS 17,378 million in the third quarter of 2012, 15.7% above the third quarter of 2011. This increase was the result of higher prices in liquid fuels and the delivery of higher volumes of fuel oil.

Cost of sales during the third quarter of 2012 was 26.3% higher than in the same period in 2011. This increase is mainly explained by the increase in production costs. Purchases of the period were similar to those observed in the third quarter of 2011, showing a slight decline of approximately 1%, as a result of lower imports of gasoline and diesel and a decrease in the purchases of crude oil from third parties in the local market, that were offset by higher prices, mainly of crude oil.

Operating income was ARS 1,794 million in the third quarter of 2012, 31.2% lower than in the same period of 2011. This decrease was mainly driven by the operating income of our affiliated companies that was of ARS -104 million in this period, representing a decrease of ARS 314 million with respect to the same period in 2011.

Net income for the period was ARS 756 million, 51% lower than in the same period of 2011. It reflects the effect of recording deferred tax liability with an impact of ARS 408 million in the quarter. The comprehensive income, which considers the effects of the application of IFRS accounting standards, reached ARS 1,980 million, 3.2% below the third quarter of 2011.

Total capital expenditures reached ARS 4,129 million in the third quarter of 2012, outpacing those in the third quarter of 2011 by 14.3%. This increase was mainly driven by an increase in the value and greater activity in the Upstream business.

For the nine month period ended September 30, 2012, total capex reached ARS 9,673 million, outpacing those of the same period of 2011 by 18.7%. This increase was mainly driven by an increase in capex in the Upstream business and also due to the progress and completions of Downstream projects.

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Consolidated Results Q3 2012

2. ANALYSIS OF OPERATING RESULTS

2.1 UPSTREAM

Q3 2011	Q2 2012	Q3 2012	Var.% Q312/Q311	(Unaudited Figures)	Jan-Sept 2011	Jan-Sept 2012	Var.% 2012/2011
1,055	1,377	1,043	-1.1%	Operating income* (MARS)	3,472	4,410	27.0%

6,183	7,963	8,587	38.9%	Net Sales (MARS)	18,194	24,515	34.7%

228.0	227.2	229.3	0.6%	Crude oil production (Kbbld)	217.9	228.1	4.7%

44.2	41.9	40.5	-8.4%	NGL production (Kbbld)	47.2	45.7	-3.2%

34.9	34.0	34.3	-1.7%	Gas production (Mm3d)	34.6	33.6	-2.9%

491.8	483.1	485.2	-1.3%	Total production (Kboed)	482.5	485.2	0.6%

60	174	176	193.3%	Exploration costs (MARS)	384	464	20.8%

2,676	2,434	2,921	9.1%	Capital Expenditures (MARS)	6,225	7,027	12.9%

1,484	1,657	1,909	28.6%	Depreciation (MARS)	4,033	5,101	26.5%
				International Prices
113.2	108.4	109.6	-3.2%	Brent** (USD/bbl)	111.9	112.2	0.3%
4.1	2.4	2.8	-30.9%	Gas Henry Hub** (USD/Mmbtu)	4.2	2.6	-38.2%
				Realization Prices
60.8	70.4	70.4	15.8%	Crude oil prices in domestic market Period average (USD/bbl)	57.3	70.2	22.5%
1.77	1.86	1.67	-5.6%	Average gas price (USD/Mmbtu)	2.23	2.04	-8.5%

* In accordance with International Financial Reporting Standards (IFRS). It Includes affiliate companies.
** Source: Reuters
MARS: million of ARS

Upstream operating income was ARS 1,043 million, only 1.1% lower than the third quarter of 2011, despite the negative impact of ARS 272 million in the operating income of the affiliate companies versus the third quarter of 2011, which includes, among others, the exploration expenses of the Jaguar offshore well drilled in Guyana that had negative results.

The decrease in the operating income was principally due to the fact that higher revenues were more than offset by an increase in the operating costs and negative results from affiliate companies. Higher revenues were fueled by a constant adjustment of crude oil prices in the domestic market. The increase in operating costs was generated by higher operation services and other service contracts, repair and maintenance, higher payment of royalties to provinces (due to higher wellhead price and production increase) and heavier depreciations.

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Consolidated Results Q3 2012

As a consequence of negotiations between producers and refining companies, the price of crude oil in the local market improved by 15.8%, to 70.4 USD/bbl. As for natural gas, average sales price was 1.67 USD/Mmbtu, 5.6% below that for the third quarter of 2011, mainly due to a different sales mix.

As a consequence of greater activity, production of crude oil increased by 0.6% compared to third quarter of 2011, reaching 229.3 Kbbld, LNG production was 40.5 Kbbld during the third quarter, 8.4% below the third quarter of 2011, due to a lower volume of gas processed in our separation plants. As for natural gas, production reached 34.3 Mm3d in the third quarter of 2012, 1.7% lower than for the same period in 2011. Total hydrocarbon production was 485.2 Kboed in the third quarter of this year, compared to 491.8 Kboed for same period last year. Both natural gas and crude production during the third quarter 2012 slightly exceeded production projected in the strategic plan presented by the company in August 2012.

The 9-month cumulative hydrocarbon production as of September 2012 was 485.2 Kboed, 0.6% higher than for the same period in 2011. In the same period there was an increase in the oil production of 4.7%, offset by a decrease in the gas production of 2.9%.

Exploration costs for the third quarter of 2012 rose by 193.3 % to reach ARS 176 million mainly due to the ARS 90 million cost incurred in the drilling of the Jaguar well, as described above, where YPF holds a 30% interest.

The third quarter results of the affiliate companies (controlled and non-controlled) in Upstream, including mainly YPF Holdings, YPF International, Mega, Pluspetrol and YPF Oil Services, was ARS -236 million compared to a ARS 36 million result in the third quarter of 2011, basically on account of the exploration expenses mentioned before and the results of Mega, which were affected by higher provision expenses in connection with higher tariffs for the purchase and transportation of natural gas in accordance with Resolutions 1982/2011 and 1991/2011 of ENARGAS.

Cumulative results

Cumulative operating income for the nine months ended September 30, 2012 was ARS 4,410 million, 27% higher than for the same period in 2011. This increase was mainly driven by the price adjustment in crude oil and stronger production levels recorded during the 2012 period.

Capex

Capex in Upstream was ARS 2,921 million in the third quarter of 2012, outpacing those for same period of 2011 by 9.1%.

Within conventional activity during the third quarter of 2012, capex related to increasing recovery factors continued in the areas of Zona Central and Catriel, in the Neuquina basin and in Las Heras and Manantiales Behr, in the Golfo San Jorge basin. Additionally, development and appraisal activities continued in the Vaca Muerta formation, basically in the area of Loma la Lata, in the Neuquina basin.

Upstream accumulated capex for the nine-month period ended September 30, 2012 was ARS 7,027 million, 12.9% higher than same nine-month period in 2011, basically due to greater activity in Neuquina basin both in development of conventional areas, and in unconventional exploration and development, where up to date more than 65 wells were drilled and over 50 were completed.

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Consolidated Results Q3 2012

2.2 REFINING AND MARKETING

Q3 2011	Q2 2012	Q3 2012	Var.% Q312/Q311	( Unaudited Figures)	Jan-Sept 2011	Jan-Sept 2012	Var.% 2012/2011
1,330	750	624	-53.1%	Operating income* (MARS)	3,288	2,242	-31.8%

13,666	14,459	15,609	14.2%	Net Sales (MARS)	35,903	43,186	20.3%

4,180	3,868	4,215	0.8%	Sales of petroleum products in domestic market (Km3)	11,706	11,704	0.0%

375	405	344	-8.3%	Exportation of petroleum products (Km3)	1,355	1,122	-17.2%

305	289	306	0.3%	Crude oil processed (Kbbld)	291	287	-1.4%

95%	90%	96%		Refinery utilization (%)	91%	90%

696	735	875	25.7%	Capital Expenditures (MARS)	1,377	1,975	43.4%

180	199	255	41.5%	Depreciation (MARS)	523	644	23.2%

613	677	672	9.7%	Average domestic market gasoline price (USD/m3)	568	660	16.1%

667	769	763	14.4%	Average domestic market diesel price (USD/m3)	612	752	23.0%

* In accordance with International Financial Reporting Standards (IFRS). It includes affiliate companies.
MARS: Millions of ARS

Operating income in Refining and Marketing for the third quarter of 2012 was ARS 624 million, 53.1% below that for the third quarter of 2011.

Lower operating income was mainly explained by a higher purchase price of crude oil (approximately ARS 1,900 million), an increase in purchase of biofuels (FAME and bioethanol) that are mixed with the company's diesel and gasoline production and hikes in transport and freight costs. As for revenues, there was an increase of approximately 14.2% as a consequence of a price increase in products sold in the local market (liquid fuels, fuel oil and lubricants) and the larger volumes of deliveries of refined products (0.8% higher than in the third quarter of 2011). With regards to exports, there was an 8.3% drop in operating income, mainly in petrochemical naphtha and LPG.

The volume of crude oil processed in the quarter was 306 Kbbld, similar to the level in the third quarter of 2011, following the pattern of crude oil production.

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Consolidated Results Q3 2012

The third quarter results of affiliate companies within this segment, including mainly OPESSA and Refinor, was ARS 82 million, a 5% increase compared to the third quarter of 2011.

Cumulative results

Cumulative operating income for the nine months ended September 30, 2012 was ARS 2,242 million, 31.8% lower than the level reached in the first nine months of 2011. Higher operating revenues did not offset the negative impact generated by stronger crude oil purchases and heavier operating costs.

Capex

Capex in Refining and Marketing segment in the quarter was ARS 875 million, 25.7% above that for the same quarter of 2011. The increase was mainly based on the start up of the desulphurization projects at Lujan de Cuyo and La Plata refineries to improve the quality of refined products and the progress of the coke unit replacement in the La Plata refinery.

Additionally, cumulative capex in the Refining and Marketing segment for the nine months ended September 30, 2012 was ARS 1,975 million, 43.4% higher than in same period of 2011, mainly as a consequence of the progress achieved in the projects mentioned above.

2.3 CHEMICALS

Q3 2011	Q2 2012	Q3 2012	Var.% Q312/Q311	( Unaudited Figures)	Jan-Sept 2011	Jan-Sept 2012	Var.% ´2012/2011

354	192	361	2.0%	Operating income*	834	787	-5.6%
				(MARS)

1,136	831	1,216	7.1%	Net Sales	3,059	3,233	5.7%
				(MARS)

220	199	189	-14.2%	Sales of petrochemical products	644	611	-5.1%
				in domestic market (**)
				(Ktn)

87	53	78	-10.3%	Exportation of	271	209	-22.9%
				petrochemical products
				(Ktn)

172	194	281	63.4%	Capital Expenditures	413	531	28.6%
				(MARS)

19	31	41	115.2%	Depreciation	61	99	62.9%
				(MARS)

* In accordance with International Financial Reporting Standards (IFRS). It Includes affiliate companies.
** It does not include sales of fertilizers since they are included in the Refining and Marketing business.
MARS: Millions of ARS

Operating income in Chemicals for the third quarter of 2012 was ARS 361 million, 2% above that for the third quarter of 2011.

Higher operating income of the quarter is mainly due to an increase in the results of Profertil, which reached ARS 158 million, 27% above that of the third quarter of 2011. Moreover, it is important to mention that during the quarter we achieved higher revenues as a consequence of higher average chemical prices which were partially offset with the decrease of approximately 14.2% in domestic sales volumes compared to the third quarter of 2011.

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Consolidated Results Q3 2012

Cumulative results

Cumulative operating income for the nine months ended September 30, 2012 was ARS 787 million, 5.6% lower than the level reached in the first nine months of 2011. The reason is that income increase fell short of offsetting stronger purchases to Refining and gas to E&P as well as Profertil’s lower results.

CAPEX

Capex in Chemicals in the quarter was ARS 281 million, 63.4% above that for same quarter of 2011.

Additionally, cumulative capex in the chemicals segment for the nine months ended September 30, 2012, were ARS 531 million, above that of same period of 2011 by 28.6% mainly as a consequence of the advances in the CCR project, which will increase gasoline production capacity at our chemical complex in Ensenada.

2.4 CORPORATE

This business segment mainly involves running costs and other activities that are not reported against the business units previously mentioned.

Corporate net costs for the third quarter were ARS 234 million, ARS 101 million more than for the same period in 2011. This cost increase was mainly generated by salary increase and charges related to IT licenses and other outsourced services. Also, results yielded by the controlled company A-Evangelista S.A were ARS 79 million lower, compared to same quarter of 2011 because of the recognition of lower margins in long-term developments.

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Consolidated Results Q3 2012

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Consolidated Results Q3 2012

3.1 CONSOLIDATED STATEMENT OF INCOME
 YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos)

Q3 2011	Q2 2012	Q3 2012	Var.% Q312/Q311		Jan-Sept 2011	Jan-Sept 2012	Var.% ´2012/2011

15,017	16,084	17,378	15.7%	Revenues	41,299	48,312	17.0%
(10,770)	(12,112)	(13,603)	26.3%	Costs of sales	(29,299)	(36,129)	23.3%

4,247	3,972	3,775	-11.1%	Gross profit	12,000	12,183	1.5%

(1,347)	(1,432)	(1,362)	1.1%	Selling expenses	(4,041)	(4,022)	-0.5%
(420)	(529)	(522)	24.2%	Administration expenses	(1,292)	(1,530)	18.4%
(60)	(174)	(176)	193.3%	Exploration expenses	(384)	(464)	20.8%
				Other expenses, net and income
186	22	79	-57.5%	on investments in companies	372	(12)	-103.2%

2,606	1,859	1,794	-31.2%	Operating income	6,655	6,155	-7.5%

(73)	59	35	-147.9%	Financial income (expenses), net	(128)	(61)	-52.3%
(990)	(1,085)	(1,073)	8.4%	Income tax	(2,617)	(3,211)	22.7%

1,543	833	756	-51.0%	Net income for the period	3,910	2,883	-26.3%

				Earnings per share, basic and
3.92	2.12	1.92	-51.0%	diluted	9.94	7.33	-26.3%

503	1,004	1,224	143.3%	Other comprehensive Income	1,231	2,896	135.3%

				Total comprehensive income
2,046	1,837	1,980	-3.2%	for the period	5,141	5,779	12.4%

4,462	4,118	4,449	-0.3%	EBITDA	11,834	13,014	10.0%

		Note: Information In accordance with International Financial Reporting Standards (IFRS).
		EBITDA = Net Income+ net interest + income tax + depreciation of fixed assets

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Consolidated Results Q3 2012

3.2 CONSOLIDATED BALANCE SHEET
YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos)

	12/31/2011	09/30/2012

Noncurrent Assets
Intangible assets	1,300	1,412
Fixed assets	43,788	50,851
Investments in companies	2,013	2,075
Deferred income tax assets	30	98
Other receivables and advances	882	858
Trade receivables	22	17

Total Non-current assets	48,035	55,311

Current Assets
Inventories	6,006	7,060
Other receivables and advances	2,788	2,663
Trade receivables	3,315	4,355
Cash and equivalents	1,112	978

Total current assets	13,221	15,056

Total assets	61,256	70,367

Shareholders’ Equity
Shareholders’ contributions	10,674	10,674
Reserves and unnapropiated retained earnings	12,746	18,525

Total Shareholders’ Equity	23,420	29,199

Noncurrent Liabilities
Provisions	9,206	10,045
Deferred income tax liabilities	2,724	3,757
Other taxes payable	136	106
Salaries and social security	38	36
Loans	4,435	2,574
Accounts payable	326	344

Total Noncurrent Liabilities	16,865	16,862

Current Liabilities
Provisions	965	842
Income tax liability	-	722
Other taxes payable	511	926
Salaries and social security	537	724
Loans	7,763	9,510
Accounts payable	11,195	11,582

Total Current Liabilities	20,971	24,306

Total Liabilities	37,836	41,168

Total Liabilities and Shareholders’	61,256	70,367

Note: Information In accordance with International Financial Reporting Standards (IFRS).

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Consolidated Results Q3 2012

3.3 CONSOLIDATED STATEMENT OF CASH FLOWS
YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES
(Unaudited figures in millions of Argentine pesos)

Q3 2011	Q2 2012	Q3 2012		Jan-Sept 2011	Jan-Sept 2012

			Cash Flows from operating activities
1,543	833	756	Net income	3,910	2,883

			Adjustments to reconcile net income to cash flows provided by operating activities:
(186)	11	(106)	Income from investments in companies	(484)	(98)
1,722	1,925	2,246	Depreciation of fixed assets	4,731	5,961
15	34	37	Amortization of intangible assets	43	102
192	311	326	Consumption of materials and fixed assets and intangible assets retired, net of provisions	678	846
299	224	525	Net increase in provisions	948	1,309
642	(23)	(757)	Changes in assets and liabilities	(1,099)	(356)
48	130	5	Dividends from investments in companies	299	135
161	474	452	Net charge of income tax payment	(762)	1,779

4,436	3,919	3,484	Net cash flows provided by operating activities	8,264	12,561

			Cash flows used in investing activities Payments for investments:
(3,179)	(3,490)	(4,071)	Acquisitions of fixed assets and Intangible assets	(7,792)	(11,379)

(3,179)	(3,490)	(4,071)	Net cash flows used in investing activities	(7,792)	(11,379)

			Cash flows (used in) provided by financing activities
(4,143)	(8,059)	(6,689)	Payment of loans	(11,234)	(22,377)
(108)	(199)	(200)	Payment of interests	(296)	(584)
3,999	7,379	7,962	Proceeds from loans	13,335	21,592
-	-	-	Payments of dividends	(2,753)	-

(252)	(879)	1,073	Net cash flows (used in) provided by financing activities	(948)	(1,369)

53	8	32	Effect of changes in exchange rates on cash and equivalents	98	53

1,058	(442)	518	Increase (Decrease) in Cash and Equivalents	(378)	(134)

890	902	460	Cash and equivalents at the beginning of year	2,326	1,112
1,948	460	978	Cash and equivalents at the end of year	1,948	978

1,058	(442)	518	Increase (Decrease) in Cash and Equivalents	(378)	(134)

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
645	302	413	Cash	645	413

1,303	158	565	Other Financial Assets	1,303	565

1,948	460	978	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	1,948	978

Note: Information In accordance with International Financial Reporting Standards (IFRS).

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Consolidated Results Q3 2012

3.4 MAIN PHYSICAL MAGNITUDES (unaudited figures)

		2011				2012
	Unit				Cum.				Cum.
		Q1	Q2	Q3	2011	Q1	Q2	Q3	2012

Upstream

Crude oil production	Kbbl	21,787	16,731	20,974	59,492	20,738	20,678	21,091	62,508
NGL production	Kbbl	4,794	4,012	4,066	12,872	4,975	3,816	3,722	12,512
Gas production	Mm3	3,163	3,061	3,212	9,436	2,964	3,095	3,153	9,211
Total production	Kbpe	46,476	39,995	45,241	131,710	44,352	43,958	44,642	132,952

Downstream

Sales of petroleum products
Domestic market
Gasoline	Km3	984	887	986	2,857	1,029	921	1,053	3,003
Diesel	Km3	2,054	2,154	2,180	6,388	1,910	1,971	2,075	5,956
Jet fuel and kerosene	Km3	108	92	106	306	109	107	112	328
Fuel Oil	Km3	57	29	235	321	8	229	332	569
LPG	Km3	195	237	278	710	196	266	252	714
Others*	Km3	345	384	395	1,124	369	374	391	1,134
Total domestic market	Km3	3,743	3,783	4,180	11,706	3,621	3,868	4,215	11,704
Export market
Petrocuemical naphta	Km3	96	136	51	284	37	109	7	153
Jet fuel and kerosene	Km3	145	126	127	398	139	125	130	394
LPG	Km3	85	76	40	200	8	17	28	53
Bunker (Diesel and Fuel Oil)	Km3	171	123	146	440	175	142	160	477
Others*	Km3	10	12	11	34	14	12	19	45
Total export market	Km3	507	473	375	1,355	373	405	344	1,122
Total sales of petroleum products	Km3	4,250	4,256	4,555	13,061	3,994	4,273	4,559	12,826

Sales of petrochemical products
Fertilizers	Ktn	35	90	120	245	18	56	61	136
Methanol	Ktn	54	103	47	204	80	77	63	220
Others	Ktn	149	118	173	440	143	122	126	391
Total domestic market	Ktn	238	311	340	889	241	255	250	747
Export market
Methanol	Ktn	31	0	0	31	0	0	0	1
Others	Ktn	103	50	87	241	77	53	78	208
Total export market	Ktn	134	50	87	271	77	53	78	209
Total sales of petrochemical products	Ktn	372	361	427	1,161	318	308	328	956

Sales of other products
Grain, flours and oils
Domestic market	Ktn	12	29	209	250	157	260	165	583
Export market	Ktn	28	150	86	264	1	3	41	45
Total Grain, flours and oils	Ktn	40	179	295	514	158	263	206	628

* Includes mainly sales of oil and base lubricants, greases, asphalts, coke coal and others.

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Consolidated Results Q3 2012

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF's future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF's plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF's control or may be difficult to predict.

YPF's actual future financial condition, financial ratios, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF's Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investors Relations

E-mail: inversoresypf@ypf.com

Website: www.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 2911

Fax: 54 11 5441 2113

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 7, 2012	By:	/s/ Gabriel E. Abalos

	Name:	Gabriel E. Abalos
	Title:	Market Relations Officer